

January 8, 2013

Via E-mail
Masatoshi Takahama
Chief Executive Officer
Kinbasha Gaming International, Inc.
200 N. Westlake Boulevard, Suite 204
Westlake Village, CA 91362

> **Re:** **Kinbasha Gaming International, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed December 21, 2012**
> **File No. 000-54784**

Dear Mr. Takahama:

We have reviewed your response to our letter dated November 29, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1. It appears that exhibit 10.6 to your amended Form 10-12G filed December 21, 2012 is a separate and distinct document from the exhibit 10.6 to your amended Form 10-12G filed October 19, 2012. Please revise your exhibit index to identify the Contract of additional issue of revolving mortgage dated February 19, 2006 as the next separate sequential exhibit and file your exhibits accordingly.

Masatoshi Takahama
Kinbasha Gaming International, Inc.
January 8, 2013
Page 2

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Alan B. Spatz, Esq.
        TroyGould PC